# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Ategrity Specialty Insurance Company Holdings, CIK 0002040491
CUSIP: 04681Y103
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 9 West 57th Street, 33rd Floor, New York, New York (NY), 10019
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001864851

## Reporting persons
- Zimmer Financial Services Group LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 39,967,192; sole dispositive power 0; shared dispositive power 39,967,192; aggregate amount beneficially owned 39,967,192 (80.7% of the class)
  Comment: Limited Liability Company
- Stuart J. Zimmer: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 40,220,522; sole dispositive power 0; shared dispositive power 40,220,522; aggregate amount beneficially owned 40,220,522 (81.2% of the class)

## Item 1. Issuer
Name of issuer: Ategrity Specialty Insurance Company Holdings
Address of issuer's principal executive offices: 9 West 57th Street, 33rd Floor, New York, NY, 10019

## Item 2. Person Filing
Name of person filing:
Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." This statement is filed on behalf of:

(1) Zimmer Financial Services Group LLC ("ZFSG")
(2) Stuart J. Zimmer
Address of principal business office or, if none, residence: The principal business address of each of the Reporting Persons is c/o Ategrity Specialty Insurance Company Holdings, 9 West 57th Street, 33rd Floor, New York, NY 10019.
Citizenship: ZFSG is organized under the laws of the State of Delaware. Mr. Zimmer is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information contained on the cover pages to this Schedule 13G is incorporated by reference into this Item 4.

The ownership information presented herein represents beneficial ownership of Common Stock as of June 30, 2025, based upon 48,066,674 shares of Common Stock outstanding as of the closing of the Issuer's initial public offering on June 12, 2025.

ZSFG is the record holder of 38,512,440 shares of Common Stock and 1,454,752 shares of Common Stock underlying warrants that are currently exercisable. Mr. Zimmer is the sole managing member of ZFSG and therefore may be deemed to share beneficial ownership of the securities held of record by ZFSG. Additionally, Mr. Zimmer may be deemed to beneficially own 253,330 shares of Common Stock held by certain trusts and estate planning vehicles of Mr. Zimmer.
Percent of class: See Item 11 of each of the cover pages hereto.
Sole power to vote or to direct the vote: See Item 5 of each of the cover pages hereto.
Shared power to vote or to direct the vote: See Item 6 of each of the cover pages hereto.
Sole power to dispose or to direct the disposition: See Item 7 of each of the cover pages hereto.
Shared power to dispose or to direct the disposition: See Item 8 of each of the cover pages hereto.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 1: Joint Filing Agreement.

## Signatures
- Zimmer Financial Services Group LLC: /s/ Stuart J. Zimmer, Stuart J. Zimmer, Chief Executive Officer (08/14/2025)
- Stuart J. Zimmer: /s/ Stuart J. Zimmer, Stuart J. Zimmer (08/14/2025)